www.molinocanuelas.com

July 19, 2018

SUBMISSION VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Molino Cañuelas S.A.C.I.F.I.A.

Request to Withdraw Registration Statement on Form F-1

File No. 333-220408 (the “Registration Statement”)

Dear Ms. Nguyen,

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Molino Cañuelas S.A.C.I.F.I.A. (the “Company”), a Sociedad Anónima Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria organized under the laws of Argentina, hereby respectfully requests withdrawal of the Registration Statement on Form F-1, File No. 333-220408, as electronically filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2018, together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The request is made on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of the Securities Act. Capitalized terms used herein and not otherwise defined have the meanings assigned thereto in the Registration Statement.

The Company has determined not to proceed at this time with the registration of its Class B ordinary shares having a par value of AR$0.10 per share (the “Class B ordinary shares”) due to unforeseen fluctuations in Argentine and international financial markets which will make it unlikely that the Company will attempt an offering in the medium or long-term. The Company confirms that no Class B ordinary shares have been or will be issued or sold pursuant to the Registration Statement.

The Company reserves the right to undertake one or more subsequent private offerings of its Class B ordinary shares in reliance on Rule 155(c) of the Securities Act. The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions please contact Marcelo A. Mottesi of Milbank, Tweed, Hadley & McCloy LLP at 212-530-5602. Please also send copies of the written order granting withdrawal of the Registration Statement to Marcelo A. Mottesi of Milbank, Tweed, Hadley & McCloy LLP at 28 Liberty Street, New York, NY, 10005-1413.

Very truly yours,

/s/ Aldo Adriano Navilli
Aldo Adriano Navilli

Copy:              Marcelo A. Mottesi (Milbank, Tweed, Hadley & McCloy LLP)

Juan Mendez (Simpson, Thacher & Bartlett LLP)

Planta Industrial | Kennedy 160 (C.P. 1814) | Cañuelas | Buenos Aires | Argentina | Tel./Fax: (02226) 421 002

Administración y Of. Comercial | Carlos Pellegrini y Ruta 3 (C.P. 1814) | Cañuelas | Buenos Aires | Argentina | Tel./Fax: (02226) 432 885

Oficina Bs. As. | Av. de Mayo 560  Piso 1º  (C1084AAN) | Cap. Fed. | Argentina | Tel./Fax: (011) 4331 2890 / 3152